

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

June 1, 2006

Jeffrey N. Edwards
Senior Vice President and Chief Financial Officer
Merrill Lynch & Co., Inc.
4 World Financial Center
New York, New York 10080

      Re: **Merrill Lynch & Co., Inc.**
             Form 10-K for the Fiscal Year Ended December 30, 2005
             Form 10-Q for the Fiscal Quarter Ended March 31, 2006
             File No. 1-07182

Dear Mr. Edwards:

        We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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Form 10-K for the Fiscal Year Ended December 30, 2005

Consolidated Statements of Earnings, page 67

1.   We note that you do not separately present the costs and expenses applicable to services on your Statements of Earnings. We also note that you report revenues inclusive of interest income, dividend income and interest expense and that you do not separately present operating and non-operating income and expenses. Please tell us:

- whether you track costs related to each of your separately presented revenue line items;
- your basis for reporting revenues inclusive of interest income, dividend income and interest expense; and
- your basis for not separately presenting operating and non-operating income and expenses.

        Refer to Rule 5-01 and 5-03 of Regulation S-X.

Consolidated Statements of Cash Flows, page 72

2.   Please tell us the composition of the line item "Loans, notes and mortgages, net" for each period presented.

3.   We note that your loans held-for-sale include commercial loans in the process of being syndicated, certain purchased automobile loans and certain residential mortgage loans which are typically sold via securitization. Please provide us with the following information regarding these loans for each period presented:

- tell us how you report cash flows from originations, purchases and sales/securitizations of the loans; and
- tell us when you determine to classify the loans as held-for-sale, specifically, at or subsequent to origination/purchase.

        Refer to paragraph 9 of SFAS 102.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Accounting for Derivatives and Hedging Activities, page 79

4.   For each type of hedging relationship entered into during the periods presented, please tell us how you determined that they met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133. Specifically address the following for each type of hedging relationship:

- the nature and terms of the hedged item or transaction;
- the nature and terms of the derivative instruments;
- the specific documented risk being hedged;
- the type of SFAS 133 hedge (fair value, cash flow, etc.); and
- the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis.

5.   Please tell us whether you use the short-cut method or matched terms for assuming no ineffectiveness for any of your hedging relationships that qualify for hedge accounting treatment under SFAS 133. If so, please tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

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Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3474 if you any questions.

Sincerely,

Sharon Blume
Reviewing Accountant